Exhibit 99.1

AGREEMENT AND RELEASE

This Agreement and Release (this “Agreement”) is made and entered into as of the Agreement Date (defined below), by and among Arcturus Therapeutics Ltd. (the “Company”), Arcturus Therapeutics, Inc., a wholly-owned subsidiary of the Company (“THI”), Stuart Collinson (“Collinson”), Craig Willett (Willett”), Daniel Geffken (“Geffken”), David Shapiro (“Shapiro”), Joseph Payne (“Payne”), Padmanabh Chivukula (“Chivukula”), Mark Herbert (“Herbert”) and Rebecque Laba (“Laba”) (each a “Party” to this Agreement, and together, they are referred to the “Parties”). This date of this Agreement is the last date this Agreement is signed by the respective Parties (the “Effective Date”).

RECITALS

WHEREAS, the Parties are currently engaged in the following lawsuits: (i) Joseph Payne v. Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Padmanabh Chivukula, Mark R. Herbert and Arcturus Therapeutics Ltd., the Tel-Aviv-Jaffa District Court of Israel, Civil Case 55916-02-18; (ii) Arcturus Therapeutics Ltd.; Arcturus Therapeutics, Inc. v. Joseph E. Payne, Superior Court of California, San Diego, Case No. 37-2018-00015271-CU-BC-CTL; (iii) Arcturus Therapeutics, Inc. v. Joseph E. Payne; Peter Farrell; Andrew Sassine; Bradley Sorenson; James Barlow; and Does 1 through 100, United States District Court, Southern District of California, Case No. 18-cv-766-MMA(NLS); (iv) Arcturus Therapeutics, Inc. vs. Chivukula, Padmanabh, JAMS – Arbitrator Charles H. Dick, REF# 1240023152; and (v) Arcturus Therapeutics Ltd v. the Justice Ministry – the Official Receiver, the Tel-Aviv-Jaffa District Court of Israel, Civil Case 31074-05-18 (Collectively, the lawsuits identified in (i) through (iv) the “Pending Litigation.”)

WHEREAS, as of the date hereof, the Parties have determined to come to an agreement with respect to implementing a change to the composition of the Board of Directors of the Company (the “Board”) and certain other matters which they believe are in the best interests of the Company and its shareholders, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.             Delivery of Irrevocable Undertakings; Dismissal of Litigation.

(a)               This Agreement shall come into effect on the Effective Date hereof, contingent only upon Payne, through its Israeli counsel, providing the Company, through its Israeli counsel, Irrevocable Undertakings (defined below) executed by the Necessary Majority (defined below) (the “Condition Precedent”). The Company’s Israeli counsel shall confirm the performance of the Condition Precedent.

(b)               Within two (2) business days of the Effective Date, the Parties will dismiss all Pending Litigation with prejudice.

2.             Corporate Matters; Other Covenants and Agreements.

(a)               Board Appointments. Effective as of the Effective Date, and subject to the execution of the Condition Precedent, each of Mr. Peter Farrell, Mr. Andrew Sassine, Mrs. Magda Marquet and Mr. James Barlow (the “2018 Nominees”), be and they hereby are appointed as directors to the Board. Concurrently with the execution of this Agreement, Collinson, Willett, Geffken, Shapiro and Payne, constituting all of the members of the Board, are executing the unanimous written consent of the Board, attached as Exhibit A, appointing the 2018 Nominees as directors to the Board pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), and the Company’s articles of association (the “AoA”).

(b)               Board Resignations. Effective as of and contingent upon the Effective Date, and subject to the execution of the Condition Precedent, each of Collinson, Willett, Geffken and Shapiro (the “Resigning Directors”), hereby resign as a member of the Board and from any other position in the Company and/or as a member of the board of THI.

(c)               Officer Resignations. Effective as of and contingent upon the Effective Date, and subject to the execution of the Condition Precedent, each of Herbert and Laba (the “Resigning Officers”), hereby resign as employees and officers of the Company and THI.

(d)               Matters for Shareholder Approval. The Company shall take all necessary action to reschedule the 2018 extraordinary meeting of shareholders for a date that is thirty-seven (37) days after the Effective Date (or, if such date is not a business day, the next business day). The Company agrees that, as part of such 2018 extraordinary meeting of shareholders (the “2018 EGM”), it will bring a resolution to approve the execution by the Company of this Agreement and the performance of the Company’s obligations thereunder, in their entirety (“Shareholders Matters Approval”). Without derogating from the generality of the foregoing, the Shareholders Matters Approval shall include, without limitation, the grant of the Company’s Releases (as provided in section 11(c) below). The Company will not take any action to delay, defer, postpone or adjourn such 2018 EGM or the approval of the matters subject to the Shareholders Matters Approval, except as required by the Israeli Companies Law.

(e)               Other Covenants and Agreements.

(i)                 (x) From and after the Effective Date, the Company shall continue to maintain directors and officers insurance covering all current and former directors and officers for any acts or events occurring prior to the Effective Date for a period of at least six years.  Such directors and officers liability coverage maintained shall be on the same or better terms, conditions and amounts as the Company’s existing directors and officers liability policy in effect as of the Effective Date.  Proof of coverage shall be provided to such directors and officers upon their written request. (y) In addition, the Company shall purchase or shall cause to be purchased, within 30 (thirty) days of the Effective Date, directors and officers “tail” insurance covering all current and former directors and officers for any acts or events occurring prior to the Effective Date for a period of at least six years.  Such directors and officers liability coverage purchased shall be on the same terms, conditions and amounts as the Company’s existing directors and officers liability policy in effect as of the Effective Date.  The cost of such tail coverage shall not exceed 300% of the current annual premium for the existing directors and officers insurance. Proof of coverage shall be provided to such directors and officers upon their written request; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(ii)              Payne and Chivukula each agree that he will not, and that each agree that he will not permit any of his designees or controlled affiliates to, (A) submit any proposal for consideration at, or bring any other business before, the 2018 EGM, directly or indirectly, other than the Shareholders Matters Approval or any other resolution which is related to the reimbursement or remuneration of Payne, Chivukula or the 2018 Nominees, or (B) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2018 EGM, directly or indirectly. Neither Payne nor Chivukula will publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 2(d)(ii).

(iii)            The Resigning Directors each agree that he will not, and that each agree that he will not permit any of his designees or his controlled affiliates to, (A) submit any proposal for consideration at, or bring any other business before, the 2018 EGM, directly or indirectly, other than the Shareholders Matters Approval, or (B) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2018 EGM, directly or indirectly; provided that nothing in this Section 2(d)(iii) shall be deemed to require that a Resigning Director vote for any proposal on the agenda for the 2018 EGM. None of the Resigning Directors will publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 2(d)(iii).

(iv)             Payne, Chivukula, and the Resigning Directors shall each use their reasonable best efforts to solicit and receive from shareholders of the Company irrevocable undertakings, in a form identical to Exhibit B hereto, providing for the irrevocable proxy to participate at the 2018 EGM and vote all of their shares in favor of the Shareholders Matters Approval (the “Irrevocable Undertaking”). By the Effective Date Payne, Chivukula, and the Resigning Directors shall obtain such Irrevocable Undertakings from shareholders of the Company holding at least that number of ordinary shares that represents 50.01% of the Company’s issued share capital (including, for this purpose, all options that are vested and may be exercised by the record date of the 2018 EGM) (the “Necessary Majority”). The Necessary Majority will include, but not be limited to, all of the ordinary shares of: (i) Payne; (ii) Chivukula (for the avoidance of doubt, Mr. Herbert, the Company’s interim President, will also provide an Irrevocable Undertaking with respect to the ordinary shares held by Chivukula that are subject to a voting trust agreement); (iii) the 2018 Nominees; (iv) each of the Resigning Directors; and (v) each of the Resigning Officers. The cap table showing the number of shares held by each of the Company’s shareholders is attached as Exhibit C, shall be used for the purpose of determining the shareholding of each of the Company’s shareholders signing an Irrevocable Undertaking.

(v)               The Company, on behalf of itself and its shareholders, directors, officers, employees and representatives, hereby agrees that it will not, and will not permit any of its controlled affiliates to, take any action to challenge the enforceability of this Agreement or to take an action to circumvent the parties intention to end the Pending Litigation without any liability to the Resigning Directors, Payne, Chivukula and their heirs, executors successors, assigns, trustees, beneficiaries, and predecessors.

(vi)             On or prior the date that is three (3) business days following the 2018 EGM, the Company and/or THI, jointly and severally, shall promptly reimburse Payne and Chivukula for all reasonable fees and expenses incurred by Payne and Chivukula in connection with the Pending Litigation and the entry into this Agreement.

3.             Resigning Directors’ and Officers’ Compensation and Agreements.

(a)       The vesting of all unvested shares of restricted stock owned the Resigning Directors and described on Annex A shall be accelerated in full as of the Effective Date.

(b)       On or prior to the date that is three (3) business days following the 2018 EGM, the Company shall, or shall cause THI to, pay the accrued Board of Director fees previously approved by the Board to the non-employee members of the Board, which are set forth on Annex B.

(c)       Between the Effective Date and the date that is three (3) business days following the 2018 EGM (the “Salary Continuation Period”), the Company shall, or shall cause THI to, continue to pay the Resigning Officers their base salaries, as in effect as of the Effective Date, less standard payroll deductions and withholdings.

(d)       On or prior to the date that is three (3) business days following the 2018 EGM, the Company shall, or shall cause THI to, pay Herbert the amount that is equal to (x) one-half (1/2) of his annual base salary, as in effect as of the Effective Date less (y) the amount paid to Herbert pursuant to Section 3(c) of this Agreement, less standard payroll deductions and withholdings, in one lump sum payment.

(e)        On or prior to the date that is three (3) business days following the 2018 EGM, the Company shall, or shall cause THI to, pay Laba the amount that is equal to (x) one-quarter (1/4) of her annual base salary, as in effect as of the Effective Date less (y) the amount paid to Laba pursuant to Section 3(c) of this Agreement, less standard payroll deductions and withholdings, in a lump sum payment.

(f)       If Herbert timely elects continued coverage under COBRA, the Company shall, or shall cause THI to, pay his COBRA group health insurance premiums for him and his eligible dependents, if applicable, until the earliest of: (a) December 1, 2018, (b) the expiration of his eligibility for the continuation coverage under COBRA, or (c) the date when he becomes eligible for new health insurance coverage in connection with new employment (such period from the Effective Date through the earliest of (a) through (c), the “Herbert COBRA Payment Period”). If Herbert becomes eligible for health insurance coverage under another employer's group health plan, or if he otherwise ceases to be eligible for COBRA coverage, he must immediately notify the Company, and the Company’s obligation to pay COBRA premiums under this Section 3(f) shall cease. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the COBRA payments without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall provide Herbert with taxable monthly payments in an amount equal to the premium amount for the first month of his COBRA coverage, and such monthly payments shall be made through the remainder of the Herbert COBRA Payment Period.

(g)       If Laba timely elects continued coverage under COBRA, the Company shall, or shall cause THI to, pay her COBRA group health insurance premiums for her and her eligible dependents, if applicable, until the earliest of: (a) September 1, 2018, (b) the expiration of her eligibility for the continuation coverage under COBRA, or (c) the date when she becomes eligible for new health insurance coverage in connection with new employment (such period from the Effective Date through the earliest of (a) through (c), the “Laba COBRA Payment Period”). If Laba becomes eligible for health insurance coverage under another employer's group health plan, or if she otherwise ceases to be eligible for COBRA coverage, she must immediately notify the Company, and the Company’s obligation to pay COBRA premiums under this Section 3(g) shall cease. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot pay the COBRA payments without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall provide Laba with taxable monthly payments in an amount equal to the premium amount for the first month of her COBRA coverage, and such monthly payments shall be made through the remainder of the Laba COBRA Payment Period.

(h)        Under the terms of the stock option agreements for the Resigning Officers, and the applicable plan documents, except as expressly set forth in this Section 3(h), vesting of the Resigning Officers’ outstanding stock awards will cease as of the Effective Date; provided that, the vesting of a portion of each such outstanding stock option held by Herbert shall be accelerated such that the number of shares subject to such stock option that are deemed vested as of the Effective Date shall represent that number of shares that would have been vested had Herbert’s continuous service to the Company or THI continued until December 1, 2018.

(i)       All ordinary shares of the Company that are held by the Resigning Directors or their affiliates as of the Effective Date are described on Annex C. From the date hereof and through the date that is 150 days from the Effective Date, none of the Resigning Directors or any of their affiliates (and any person acting on behalf of or in concert with the Resigning Directors or any of their affiliates) will acquire, agree to acquire, propose, seek or offer to acquire, any securities or assets of the Company or any of its subsidiaries, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities.

(j)       During the period that begins on the Effective Date and ends on the five (5) year anniversary of the Effective Date, the Resigning Directors and the Resigning Officers agree that, to the extent they or their controlled affiliates (and any person acting on behalf of or in concert with the Resigning Directors, the Resigning Officers or any of their affiliates) continue to hold any Company securities, (whether owned as of the date hereof or acquired after the date hereof) they will do so only for investment purposes and they will not (and they will ensure that their affiliates (and any person acting on behalf of or in concert with him or any affiliate) will not), directly or indirectly, without the prior written consent of the Company (i), enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or any of its subsidiaries, (ii) make, or in any way participate or engage in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company, (iii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to any voting securities of the Company, (iv) call, request the calling of, or otherwise seek or assist in the calling of an extraordinary meeting of the shareholders of the Company, (v) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Company, (vii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (vii) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing. For the avoidance of doubt, nothing in this Section 3(j) shall be deemed to prohibit the Resigning Directors or Resigning Officers from voting or disposing of their Company securities.

(k) During the period that begins on the Effective Date and ends on the two (2) year anniversary of the Effective Date, the Resigning Directors and Resigning Officers agree not to initiate or maintain contact (except for those contacts made in the ordinary course of business) with any individual or entity known to them to be an officer, director, or employee of the Company or any customer, supplier, licensor, licensee, business partner or any similar person regarding the business or operations of the Company.

(l)       During the period that begins on the Effective Date and ends on the two (2) year anniversary of the Effective Date, the Resigning Directors and the Resigning Officers will not, directly or indirectly, solicit for employment or hire any individual known to them to be an officer or employee of the Company or any of its subsidiaries; provided that this Section 3(l) shall not prohibit a Resigning Director or Resigning Officer from soliciting or hiring any person who responds to a general advertisement or solicitation, including but not limited to advertisements or solicitations through trade publications or organizations, periodicals, internet recruiting or database sites, jobs boards, or recruiting or employment agencies, not specifically directed at employees of the Company or its subsidiaries.

(m)       During the period that begins on the Effective Date and ends on the two (2) year anniversary of the Effective Date, each of the Parties agrees, and in the case of the Company, it agrees to instruct its officers and directors, not to disparage the other Parties or their respective officers, directors, employees, business operations, shareholders and agents, as applicable, in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that each Party may respond accurately and fully to any question, inquiry or request for information when required by legal process.

4.                  No Admission of Liability. This Agreement is being entered into for the purpose of avoiding further litigation, uncertainty, controversy, and legal expense. This Agreement reflects the Parties’ compromise and settlement of all differences, disagreements, and disputes arising out of or relating to the Parties’ respective rights and obligations, including but not limited to the Pending Litigation. No part of this Agreement constitutes, or shall be deemed to constitute, in any way an admission, concession, or recognition by any of the Parties, or any of their parents, subsidiaries or affiliates, of any liability or that they have committed a violation of any law or engaged in any wrongdoing or improper conduct. This Agreement, its provisions, and all related drafts, communications, and discussions, cannot be construed as or deemed to be evidence of an admission or concession by any of the Parties of any wrongdoing, and cannot be offered or received into evidence or requested in discovery in any action or proceeding (including, but not limited to any civil, criminal, or administrative proceeding) as evidence of an admission, concession, or presumption regarding such matters.

5.                  Representations and Warranties of the Company. The Company represents and warrants that, except with respect to the matters which are subject to the Shareholders Matters Approval, (a) it has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

6.                  Representations and Warranties of the Individuals. Each of Payne, Chivukula and each of the Resigning Directors and Resigning Officers represents and warrants that (a) his authorized signatory set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind him or her thereto, (b) this Agreement has been duly authorized, executed and delivered by him or her, and is a valid and binding obligation of his, enforceable against him or her in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by him or her does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or her, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which he or she is a party or by which it is bound.

7.                  Press Release; Form 6-K. Upon the execution of this Agreement, the Company shall issue a mutually agreeable press release announcing this Agreement in the form attached hereto as Exhibit D. Prior to the Effective Date, none of the Parties shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement. No later than four (4) business days following the execution of this Agreement, the Company shall file a Current Report on Form 6-K with the Securities and Exchange Commission reporting entry into this Agreement and appending or incorporating by reference this Agreement as an exhibit thereto.

8.                  Specific Performance. Each of the Parties acknowledges and agrees that irreparable injury to the other Parties hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each Party shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof (the “Moving Party”), and the other Parties hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 8 is not the exclusive remedy for any violation of this Agreement.

9.                  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

10.              Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally, (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated), or (c) two business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same, and receipt is timely confirmed by such delivery service. The addresses for such communications shall be:

If to the Company and THI:

Arcturus Therapeutics Ltd.

10628 Science Center Drive, Suite 250

San Diego, CA 92121

If to the Resigning Directors or Resigning Officers:

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121
Attention: Tom Coll, Esq.
E-mail: tcoll@cooley.com

If to Payne:

Joseph Payne
15907 Atkins Place
San Diego, CA 92127

with a copy (which shall not constitute notice) to:

Dentons US LLP
1221 Avenue of the Americas
New York, NY 10020-1089
Email: jeffrey.baumel@dentons.com
Attention: Jeffrey A. Baumel, Esq.

If to Chivukula:

Padmanabh Chivukula
1325 Pacific Highway, Unit 2803
San Diego, CA 92101Pad

with a copy (which shall not constitute notice) to:

Sharir, Shiv & Co. Law Offices
24 Raoul Wallenberg St., Ziv Towers, Building D, POB 58140
Tel-Aviv 6158002, Israel
Email: yoram@sask.co.il
Attention: Yoram Shiv

11.           Mutual Releases.

(a)               Releases by Payne and Chivukula. Payne and Chivukula on behalf of themselves and, to the extent within his control, each of their heirs, executors successors, assigns, trustees, beneficiaries, and predecessors (the “Payne & Chivukula Releasors”) hereby do fully, unconditionally and irrevocably release and forever discharge, and covenant not to assert, sue or take any steps to further, any claim, action or proceeding against the Company, its subsidiaries, and all of their past and present affiliates, associates, officers, directors (including the Resigning Directors and Resigning Officers), members, partners, managers, employees, heirs, executors, representatives, investors, agents, advisors, attorneys, successors, assigns, trustees, beneficiaries, predecessors, and principals (the “Company Releasees”), and each of them, from and in respect of any and all claims, demands, rights, actions, potential actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, agreements, costs, expenses, debts, interest, penalties, sanctions, fees, attorneys’ fees, judgments, decrees, matters, issues, and controversies of any kind, nature or description whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, foreseen or unforeseen, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, fixed or contingent, accrued or unaccrued, apparent or unapparent, including Unknown Claims (as defined below), that are, have been, could have been, or could now be, asserted in any court, tribunal or proceeding (including, but not limited to, any shareholder derivative claims for, based upon or arising out of any actual or alleged breach of fiduciary or other duty, negligence, fraud or misrepresentation, or any other claims based upon or arising under any federal, state, local, foreign, statutory, regulatory, common, or other law or rule, which shall be deemed to include but is not limited to any federal or state securities, antitrust, or consumer protection laws, whether or not within the exclusive jurisdiction of the federal courts or Israeli courts), whether legal, equitable, or any other type, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Payne & Chivukula Releasors have, had or may have against the Company Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement, except that the foregoing release does not release any rights and duties under this Agreement or any claims the Payne & Chivukula Releasors may have for the breach of any provisions of this Agreement. For the avoidance of any doubt, the release provided in this Section 11(a) shall not be deemed to prohibit any of the Payne & Chivukula Releasors from seeking reimbursement from the Company for any expenses (including legal expenses) incurred by the Payne & Chivukula Releasors in connection with, or related to, the Pending Litigation or the negotiation and execution of this Agreement.

(b)       Releases by Resigning Directors and Officers. Each of the Resigning Directors and Resigning Officers, on behalf of themselves and, to the extent within his control, each of their heirs, executors predecessors, successors, assigns, trustees, beneficiaries, predecessors, and principals (the “Resigning Director and Officer Releasors”), hereby do fully, unconditionally and irrevocably release and forever discharge, and covenant not to assert, sue or take any steps to further, any claim, action or proceeding against the Company, its subsidiaries, and all of their past and present affiliates, associates, officers, directors (including Payne and Chivukula), members, partners, managers, employees, heirs, executors, representatives, investors, agents, advisors, attorneys, successors, assigns, trustees, beneficiaries, predecessors, and principals (the “Company, Payne & Chivukula Releasees”), and each of them, from and in respect of any and all claims, demands, rights, actions, potential actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, agreements, costs, expenses, debts, interest, penalties, sanctions, fees, attorneys’ fees, judgments, decrees, matters, issues, and controversies of any kind, nature or description whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, foreseen or unforeseen, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, fixed or contingent, accrued or unaccrued, apparent or unapparent, including Unknown Claims (as defined below), that are, have been, could have been, or could now be, asserted in any court, tribunal or proceeding (including, but not limited to, any shareholder derivative claims for, based upon or arising out of any actual or alleged breach of fiduciary or other duty, negligence, fraud or misrepresentation, or any other claims based upon or arising under any federal, state, local, foreign, statutory, regulatory, common, or other law or rule, which shall be deemed to include but is not limited to any federal or state securities, antitrust, or consumer protection laws, whether or not within the exclusive jurisdiction of the federal courts or Israeli courts), whether legal, equitable, or any other type, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Resigning Director and Officer Releasors have, had or may have against the Company, Payne & Chivukula Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement, except that the foregoing release does not release any rights and duties under this Agreement or any claims the Resigning Director or Officer Releasors may have for the breach of any provisions of this Agreement.

(c)            Releases by the Company.

(i)                 The Company, on behalf of itself and, to the extent within its control, its subsidiaries, affiliates, associates, officers, directors, employees, members, managers, partners, trustees, beneficiaries, predecessors, and principals (the “Company Releasors”), hereby do fully, unconditionally and irrevocably release and forever discharge, and covenants not to assert, sue or take any steps to further any claim, action or proceeding against the Resigning Directors and Resigning Officers and their heirs, executors, representatives, investors, agents, attorneys, advisors, predecessors, successors, assigns, trustees, beneficiaries and principals (the “Resigning Directors and Officers Releasees”) and each of them, from and in respect of any and all claims, demands, rights, actions, potential actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, agreements, costs, expenses, debts, interest, penalties, sanctions, fees, attorneys’ fees, judgments, decrees, matters, issues, and controversies of any kind, nature or description whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, foreseen or unforeseen, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, fixed or contingent, accrued or unaccrued, apparent or unapparent, including Unknown Claims, that are, have been, could have been, or could now be, asserted in any court, tribunal or proceeding (including, but not limited to, any claims based upon or arising under any federal, state, local, foreign, statutory, regulatory, common, or other law or rule, which shall be deemed to include but is not limited to any federal or state securities, antitrust, or consumer protection laws, whether or not within the exclusive jurisdiction of the federal courts or Israeli courts), whether legal, equitable, and whether direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Company Releasors have, had or may have against the Resigning Directors and Officers Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement, except that the foregoing release does not release any rights and duties under this Agreement or any claims any of the Company Releasors may have for the breach of any provisions of this Agreement.

(ii)              The Company Releasors hereby do fully, unconditionally and irrevocably release and forever discharge, and covenants not to assert, sue or take any steps to further any claim, action or proceeding against the Payne & Chivukula Releasors and each of them, from and in respect of any and all claims, demands, rights, actions, potential actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, agreements, costs, expenses, debts, interest, penalties, sanctions, fees, attorneys’ fees, judgments, decrees, matters, issues, and controversies of any kind, nature or description arising in connection with the Pending Litigation.

(d)               Transfer and Assignment. Each of the Parties represents and warrants that it has not heretofore transferred or assigned, or purported to transfer or assign, to any person or entity, any claims, demands, obligations, losses, causes of action, damages, penalties, costs, expenses, attorneys’ fees, liabilities or indemnities herein released.

(e)               No Limitations on Releases. The Parties waive any and all rights (to the extent permitted by Israeli law, the state and federal laws of the United States, principles of common law or any other law) which may have the effect of limiting the releases as set forth in this Section 11. Without limiting the generality of the foregoing, the Parties acknowledge that there is a risk that the damages which they believe they have suffered or will suffer may turn out to be other than or greater than those now known, suspected, or believed to be true. In addition, the cost and damages they have incurred or have suffered may be greater than or other than those now known. Facts on which they have been relying in entering into this Agreement may later turn out to be other than or different from those now known, suspected or believed to be true. The Parties acknowledge that in entering into this Agreement, they have expressed that they agree to accept the risk of any such possible unknown damages, claims, facts, demands, actions, and causes of action. Accordingly, the releases contemplated by this Agreement shall be deemed to extend to claims that any of the releasing persons do not know or suspect exist in his, her, or its favor at the time of the release of the released claims, which if known might have affected the decision to enter into this Agreement (the “Unknown Claims”). In granting the releases herein, the Parties acknowledge that they have read and understand California Civil Code Section 1542, which reads as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Parties stipulate and agree that they are expressly waiving, relinquishing and releasing all provisions, rights and benefits conferred by or under California Civil Code Section 1542 and any law of the United States or any state of the United States, territory of the United States, and any law of Israel, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

12.              Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries. This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Payne. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Payne, the prior written consent of the Company, and with respect to the Company, the prior written consent of Payne. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.

13.              Governing Law. This Agreement will be governed in accordance with the laws of the State of Israel.

14.              Representation by Counsel. Each of the Parties hereto acknowledges that (i) it or he has read this Agreement in its entirety and understands all of its terms and conditions, (ii) it or he has had the opportunity to consult with any individuals of its or his choice regarding its or his agreement to the provisions contained herein, including legal counsel of its or his choice, and any decision not to was his or its alone, and (iii) it or he is entering into this Agreement of its or his own free will, without coercion from any source.

15.              Several Liability. The liability and obligation of each individual Party hereunder is several, not joint, and no such Party shall have any liability or obligation arising out of a breach by another individual Party of his, her or its representations, warranties and covenants hereunder.

16.              Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery).

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ARCTURUS THERAPEUTICS LTD.

By: ___________________________	Date:_____________
Name: Mark Herbert
Title: interim President

ARCTURUS THERAPEUTICS INC.

By: ___________________________	Date:_____________
Name: Mark Herbert
Title: interim President

STUART COLLINSON

By: ___________________________	Date:_____________
Name: Stuart Collinson

CRAIG WILLETT

By: ___________________________	Date:_____________
Name: Craig Willett

DANIEL GEFFKEN

By: ___________________________	Date:_____________
Name: Daniel Geffken

DAVID SHAPIRO

By: ___________________________	Date:_____________
Name: David Shapiro

JOSEPH PAYNE

By: ___________________________	Date:_____________
Name: Joseph Payne

PADMANABH CHIVUKULA

By: ___________________________	Date:_____________
Name: Padmanabh Chivukula

MARK HERBERT

By: ___________________________	Date:_____________
Name: Mark Herbert

REBECQUE LABA

By: ___________________________	Date:_____________
Name: Rebecque Laba

EXHIBIT A

UNANIMOUS WRITTEN CONSENT OF THE BOARD

Arcturus Therapeutics Ltd.

No. 514098995

(the “Company”)

Unanimous Written Consent of the Board of Directors

Dated __ day of May, 2018

The undersigned, comprising all of the members of the board of directors of the Company (the “Board”), acting pursuant to Section 103 the Companies Law, 5759–1999, and pursuant to Article 4.3.7 of the Articles of Association of the Company (the “Articles”), hereby consent to the adoption of the following resolutions.

This resolution is adopted pursuant to that Agreement and Release by and among the Company, Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Joseph Payne, and Padmanabh Chivukula, dated May 2018 (the “Agreement”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Agreement.

It Is Hereby Resolved, that as of the Effective Date of the Agreement and subject to the execution of the Condition Precedent (as defined therein), pursuant to Article 4.2.3 of the Articles, to confirm the appointment of Mr. Peter Farrell, Mr. Andrew Sassine, Mrs. Magda Marquet and Mr. James Barlow (the “2018 Nominees”), as directors to the Board.

It Is Hereby Further Resolved, that as of the Effective Date, subject to the execution of the Condition Precedent and immediately following the appointment of the 2018 Nominees, to receive the resignation of Stuart Collinson, Craig Willett, Daniel Geffken and David Shapiro from the Board and from any other position in the Company and/or as members of the board of the Company’s subsidiary, Arcturus Therapeutics, Inc.

In Witness Whereof, this consent has been executed effective as of the date appearing above.

Stuart Collinson	Daniel Geffken	Joseph Payne

Craig Willett		David Shapiro

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EXHIBIT B

IRREVOCABLE UNDERTAKING

3

Irrevocable Proxy and Power of Attorney

The undersigned, ___________________ [full name] (the “Appointer”), a shareholder in Arcturus Therapeutics Ltd, a company incorporated under the laws of the State of Israel, company number 514098995 (the “Company”), hereby provides this Irrevocable Proxy and Power of Attorney (the “Irrevocable Proxy”).

The Appointer is the holder of _____________ Ordinary Shares of the Company (the “Shares”), as evidenced by the proof of shareholding attached to this Irrevocable Proxy, and hereby appoints [Craig Willett] as his/her/its proxy to represent the Appointer at the extraordinary meeting of the shareholders of the Company, currently scheduled to be held on June 25, 2018 (the “2018 EGM”), including any deferred, postponed or adjourned meeting thereof (the “Appointee”) and hereby irrevocably and without discretion instructs the Appointee to vote in Appointer’s name and on Appointer’s behalf, with respect to all of the Shares, in favor of the following resolutions, to be brought before the 2018 EGM (the “Resolutions”):

Further to the approval by the audit committee and the board of the directors of the Company (the “Board”), approval of the execution by the Company of the Agreement and Release by and among the Company, Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Joseph Payne, and Padmanabh Chivukula, dated May __, 2018 (the “Agreement”) and the performance of the Company’s obligations thereunder, in their entirety, including, without limitation:

(i)	Grant by the Company of releases to each of Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Joseph Payne, and Padmanabh Chivukula (as provided in section 12 to the Agreement);

(ii)	Dismissal of all Pending Litigation (as defined in the Agreement) with prejudice;

(iii)	Remuneration of compensation to the directors of the Company (as provided in Section 3 and, with respect to cash fees paid and to be paid, as set forth on Annex B to the Agreement); and

(iv)	Purchase of a “tail” insurance policy on the Company’s existing directors (as provided in the Agreement).

The Appointer confirms that this Irrevocable Proxy is being granted as part of a settlement of the Pending Litigation and such other matters set forth in the Agreement, and that the parties to the Agreement are entering thereto in reliance upon the Appointer’s grant of this Irrevocable Proxy and the performance thereof by the Appointee. Therefore, as this Irrevocable Proxy is created for the purpose of securing the rights of third parties and is irrevocable.

Notwithstanding the aforesaid, in the event that the Agreement will not be executed by all parties thereto, or if the Agreement otherwise fails to enter into effect or is terminated, then this Irrevocable Proxy shall forthwith expire and be of no further force or effect.

For the avoidance of doubt, this Irrevocable Proxy only applies to the participation and vote of the Shares on the Resolutions at the 2018 EGM, including any deferred, postponed or adjourned meeting thereof, and not to any other proposal, meeting or vote.

IN WITNESS WHEREOF, the undersigned executed this Irrevocable Proxy and Power of Attorney

Shareholders Signature		Witness Signature

By:		Name:
Date:	May __, 2018	Date:	May __, 2018

Attached: proof of shareholding

4

EXHIBIT C

CAP TABLE

5

EXHIBIT D

PRESS RELEASE

6

ANNEX A

22,883 ordinary shares purchased by Stuart Collinson pursuant to an early exercise of unvested stock options on August 23, 2017, remain unvested as of May 25, 2018.